[NAM TAI LOGO]                                        FIRST QUARTER NEWS RELEASE
--------------------------------------------------------------------------------
REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL:(604) 669-7800 FAX: (604) 669-7816                       WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831


                            NAM TAI ELECTRONICS, INC.
       Q1 Sales Up 64%, Net Income Up 87%, EPS Up 78% to $0.32 vs Q1 2004


VANCOUVER, CANADA -- May 3, 2005 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE) announced unaudited results for the first quarter ended March 31, 2005.

KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data and  as otherwise stated)

--------------------------------------------------------------------------------
                                                        Quarterly Results
--------------------------------------------------------------------------------
                                                Q1/05       Q1/04      YoY(%)
--------------------------------------------------------------------------------
Net sales                                        156,923      95,435      64.4
--------------------------------------------------------------------------------
Gross Profit                                      18,417      14,296      28.8
--------------------------------------------------------------------------------
                     % of sales                    11.7%       15.0%
--------------------------------------------------------------------------------
Income from operations                             9,734       6,931      40.4
--------------------------------------------------------------------------------
                     % of sales                     6.2%        7.3%
--------------------------------------------------------------------------------
             per share(diluted)                    $0.23       $0.17      35.3
--------------------------------------------------------------------------------
Net income (a) (b)                                13,806       7,387      86.9
--------------------------------------------------------------------------------
                     % of sales                     8.8%        7.7%
--------------------------------------------------------------------------------
Basic earnings per share                           $0.32       $0.18      77.8
--------------------------------------------------------------------------------
Diluted earnings per share                         $0.32       $0.18      77.8
--------------------------------------------------------------------------------
Weighted average number of shares ('000)
        Basic                                     42,675      41,231       -
        Diluted                                   42,898      41,292       -
--------------------------------------------------------------------------------


Notes:
(a) Included in net income is other income consisted of $5.9 million gained from the partial disposal of the Company's interest in a subsidiary listed in Hong Kong, compared to $1.4 million dividend income from TCL Mobile Communication Company Limited in 2004.
(b) The Company has also incurred a one -time charge of $130,000 for the restructuring of its operations.

Nam Tai is pleased to announce another all time quarterly sales record. Sales growth was driven mainly by key components sub-assemblies, such as CMOS image sensor modules for cellular phones with built in camera function and flexible printed circuit board ("FPC") sub-assemblies. Net sales, and the proforma operating earnings per share exceeds and is within our guidance respectively. We also diversified our customer and product base. Most importantly, we believe our growth potential has enhanced, as we commenced operations, ahead of schedule, in our expanded production facilities.

The expansion of the Company's key components sub-assemblies business, especially the FPC sub-assemblies business, has been very successful. As a result, the gross profit margin was 11.7% compared with sales, as expected. However, the gross profit has grown 28.8% compared with the first quarter of 2004

"Our performance in the first quarter provides a good momentum for our business this year. We shall continue to expand our business and strive to further enhance our profitability", said Mr. Joseph Li, CEO of Nam Tai, "The new production facilities of Nam Tai have commenced operation. All key financial performance indicators show improvement and the Company is well-positioned to capture new business opportunities. The Company has already announced several new business opportunities. We look forward to achieving a new record sales and milestone in the second quarter of 2005. I would also like to thank the management team of our subsidiaries, especially Nam Tai Electronic & Electrical Products Limited ("NTEEP"), for their magnificent contribution after NTEEP's listing in Hong Kong."

The Company is working towards full compliance with the relevant sections of the Sarbanes-Oxley Act as scheduled. To further strengthen the management of NTEEP, the Company is proposing to inject Namtek, its software subsidiary, into NTEEP in exchange for shares of NTEEP. After completion of the transaction, the ownership of the Company in NTEEP will increase from 71.25% to 72.06%. The Company will make a profit of approximately $20 million on this transaction at the company level. Such profit, however, will be eliminated upon consolidation at the group level under accounting principles.

Company Outlook
---------------

Based on current market situation and orders on hand, the Company is pleased to provide the following business projection for the second quarter of 2005.

(In millions of US Dollars, except for earnings per share)
-------------------------------------------------------------------------------
                             2Q 2005       2Q 2004      2Q 2005       1Q 2005
                           (Estimated)    (Actual)         vs        (Actual)
                                                        2Q 2004
-------------------------------------------------------------------------------
Sales                      $170 - $180      $148       15% - 22%       $157
-------------------------------------------------------------------------------
Pro Forma Earnings per
Share (diluted) (a)(b)    $0.28 - $0.32     $0.31       (10)% - 3%     $0.23
-------------------------------------------------------------------------------
Notes:
(a) The pro-forma earnings per share (diluted) is calculated based on income before income taxes, minority interests and equity in income(loss) of affiliated companies, less any one-time income or expense.
(b) The diluted earnings per share will be affected by the fluctuation of the total number of outstanding shares.

Supplementary Information (Unaudited) for the First Quarter of 2005
-------------------------------------------------------------------

1.  Quarterly Sales Breakdown
    (In Thousands of US Dollars)
    ----------------------------------------------------------------------------
    Quarter        2005        2004            YoY(%)              YoY(%)
                                           (Quarterly)   (Quarterly accumulated)
    ----------------------------------------------------------------------------
    1st Quarter    156,923      95,435         64.4                 64.4
    ----------------------------------------------------------------------------
    2nd Quarter          -     147,664
    ----------------------------------------------------------------------------
    3rd Quarter          -     137,986
    ----------------------------------------------------------------------------
    4th Quarter          -     152,776
    ----------------------------------------------------------------------------
    Total*         156,923     533,861
    ----------------------------------------------------------------------------

    *Total sales for 2005 comprise only three months sales, whereas total sales for 2004 comprise full twelve months sales

2.  Net Sales Breakdown by Product Segment
    ----------------------------------------------------------------------------
                                                   2005               2004
    ----------------------------------------------------------------------------
    Segment                                     1Q     YTD          1Q     YTD
                                                (%)    (%)         (%)     (%)
    ----------------------------------------------------------------------------
    Consumer Electronics and Communication
       Products (a)
                                                 27%    27%          29%    29%
    ----------------------------------------------------------------------------
    Telecom. Components Assembly:
    - Telecom. Components Assembly (b)           64%    64%          58%    58%
    - Software Development Services (c)           1%     1%           1%     1%

    ----------------------------------------------------------------------------
    Parts & Components:
    - LCD Panels (d)                              8%     8%          12%    12%
    ----------------------------------------------------------------------------
                                                100%   100%         100%   100%
    ----------------------------------------------------------------------------
    Note:
    (a) Represents the sales of Nam Tai Electronic & Electrical Products Limited
    (b) Represents the sales of Zastron Precision-Tech Limited
    (c) Represents the sales of Namtek Software Development Company Limited
    (d) Represents the sales of J.I.C. Technology Company Limited


3.  Key Highlight of Financial Position

    ----------------------------------------------------------------------------------------
                                               (unaudited)                     (audited)
                                              As at March 31               As at December 31
    ----------------------------------------------------------------------------------------
                                        2005              2004               2004
    ----------------------------------------------------------------------------------------
    Cash on Hand                       $164.5 million     $63.3 million      $160.6 million
    ----------------------------------------------------------------------------------------
    Marketable Securities               $40.3 million                 -       $41.9 million
    ----------------------------------------------------------------------------------------
    Cash/Current Liabilities                     1.47              0.85                1.38
    ----------------------------------------------------------------------------------------
    Current Ratio                                2.96              2.26                2.87
    ----------------------------------------------------------------------------------------
    Total Assets/Total Liabilities               3.95              3.93                3.79
    ----------------------------------------------------------------------------------------
    Debtors Turnover                          56 days           56 days             62 days
    ----------------------------------------------------------------------------------------
    Inventory Turnover                        14 days           37 days             18 days
    ----------------------------------------------------------------------------------------
    Average Payable Period                    52 days           64 days             72 days
    ----------------------------------------------------------------------------------------

First Quarter Results Analyst Conference Call
---------------------------------------------

The Company will hold a conference call on Tuesday, May 3, 2005 at 10:00 a.m. Eastern Time for analysts to discuss the first quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (612) 332-0228 just prior to its start time.

Dividends
---------

The record date for the second quarter dividend of $0.33 per share is June 30, 2005 and the payment date is after July 20, 2005.

Annual General Meeting
----------------------

The Company will hold its Annual Shareholders' Meeting at 11:30 a.m. (ET) on Monday, June 6, 2005 at The Peninsula New York, Tribeca Room, 3rd Fl, 700 Fifth Avenue at 55th St, New York, NY. The record date for voting is April 22, 2005.

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to a select group of the world's leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and Bluetooth TM wireless headset accessory for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited ("NTEEP") and J.I.C. Technology Company Limited ("JIC") and their First Quarter Results were announced earlier today in Hong Kong. Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC on The Stock Exchange of Hong Kong are 2633 and 987 respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have different peak seasons during a year

Forward-Looking Statements
--------------------------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements. These forward-looking statements include, without limitation, statements relating to the Company's projected sales and projected pro-forma earnings per share (diluted) for the second quarter of 2005, and the ability of the Company to finance investments and business expansions through internal resources in the foreseeable future. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of our future performance. There are important factors that could cause the actual results to differ materially from the information set forth in these forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this news release might not occur the way we expect, or at all. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. These factors include, without limitation, lower than expected sales in the second quarter of 2005, unexpected changes to the Company's cash position, general economic, market and business conditions and other factors beyond the Company's control.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
--------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(In Thousands of US Dollars except share data)
                                                             Unaudited
                                                         Three months ended
                                                              March 31
                                                        2005            2004
--------------------------------------------------------------------------------
Net sales - related parties                        $     5,105     $     7,735
Net sales - third parties                              151,818          87,700
                                                   -----------------------------
Total net sales                                        156,923          95,435
Cost of sales                                          138,506          81,139
                                                   -----------------------------

Gross profit                                            18,417          14,296

Costs and expenses
 Selling, general and administrative expenses            7,202           6,323
 Research and development expenses                       1,481           1,042
                                                   -----------------------------
                                                         8,683           7,365

                                                   -----------------------------
Income from operations                                   9,734           6,931

Interest income                                            673              75
Gain on partial disposal of subsidiaries                 5,870               -
Other (loss) income - net                                 (497)          1,164
Interest expense                                           (82)            (21)
                                                   -----------------------------

Income before income taxes, minority interests          15,698           8,149
  and equity in income  of affiliated companies
Income taxes expense                                      (141)           (278)
                                                   -----------------------------
Income before minority interests                        15,557           7,871
Minority interests                                      (1,751)           (576)
                                                   -----------------------------
Income after minority interests                         13,806           7,295
Equity in income of affiliated companies                     -              92
                                                   -----------------------------
Net income                                         $    13,806     $     7,387
                                                   =============================

Net income per share
  Basic                                            $      0.32     $      0.18
                                                   =============================
  Diluted                                          $      0.32     $      0.18
                                                   =============================

Weighted average number of shares (`000')
  Basic                                                 42,675          41,231
  Diluted                                               42,898          41,292

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
AS AT March 31, 2005 AND DECEMBER 31, 2004
(In Thousands of US Dollars)                            Unaudited     Audited
                                                         March 31   December 31,
                                                           2005         2004
--------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                           $  164,546   $  160,649
   Marketable securities                                   40,275       41,906
   Accounts receivable, net                                93,700       90,362
   Amount due from a related party                              -           66
   Inventories                                             21,544       23,096
   Prepaid expenses and other receivables                   2,859       12,087
   Income taxes recoverable                                 7,124        6,566
                                                       -------------------------
          Total current assets                            330,048      334,732

Investment in affiliated companies                          3,049        3,049

Property, plant and equipment, at cost                    169,337      158,147
Less: accumulated depreciation and amortization           (64,421)     (60,706)
                                                       -------------------------
                                                          104,916       97,441
Deposits for property, plant and equipment                  4,657        7,701
Intangible assets                                          16,267       16,290
Other assets                                                1,260        1,260
                                                       -------------------------
          Total assets                                 $  460,197   $  460,473
                                                       =========================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                       $    3,158   $    2,080
   Long term bank loan - current portion                    3,075        2,875
   Accounts payable                                        75,302       89,570
   Accrued expenses and other payables                     14,673       16,661
   Amount due to a related party                            1,116            -
   Dividend payable                                        14,101        5,120
   Income taxes payable                                       171          183
                                                       -------------------------
          Total current liabilities                       111,596      116,489

Long-term bank loan - non-current portion                   5,044        5,163
                                                       -------------------------
          Total liabilities                               116,640      121,652

Minority interests                                         39,813       33,768

Shareholders' equity:
   Common shares                                              427          426
   Additional paid-in capital                             242,700      241,756
   Retained earnings                                       56,029       56,324
   Accumulated other comprehensive income (Note 1)          4,588        6,547
                                                       -------------------------
          Total shareholders' equity                      303,744      305,053
          Total liabilities and shareholders' equity   $  460,197   $  460,473
                                                       =========================
                                  Page 6 of 9

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(In Thousands of US Dollars)
                                                                                            Unaudited
                                                                                       Three months ended
                                                                                            March 31
                                                                                       2005          2004
------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                         $   13,806    $    7,387
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
  Depreciation and amortization of property, plant and equipment                        3,844         3,280
  Amortization of intangible assets                                                        23            23
  Net (gain) loss on disposal of property, plant and equipment                            (29)           31
  Gain on partial disposal of subsidiaries                                             (5,870)            -
  Equity in income of an affiliated companies                                               -           (92)
  Minority interests                                                                    1,751           576
Changes in current assets and liabilities, net of effects of acquisition and disposal:
  (Increase) Decrease in accounts receivable                                           (3,338)        7,293
  Decrease (Increase) in amount due from a related party                                   66          (455)
  Decrease (Increase) in inventories                                                    1,552        (6,004)
  (Increase) decrease in prepaid expenses and other receivables                          (991)        1,589
  Increase in income taxes recoverable                                                   (558)         (170)
  Increase (Decrease) increase in notes payable                                         1,078        (1,032)
  (Decrease) Increase in accounts payable                                             (14,268)          769
  Decrease in accrued expenses and other payables                                      (1,988)       (2,863)
  Increase in amount due to a related party                                             1,116             -
  (Decrease) Increase in income taxes payable                                             (12)          215
        Total adjustments                                                             (17,624)        3,160
                                                                                   ---------------------------
Net cash (used in) provided by operating activities                                $   (3,818)   $   10,547
                                                                                   ---------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment                                        $  (11,328)   $   (5,607)
  Deposits for property, plant and equipment                                            3,044          (699)
  Acquisition of long term investment                                                       -           (11)
  Proceeds from partial disposal of subsidiaries                                       20,055             -
  Proceeds from disposal of property, plant and equipment                                  38            21
                                                                                   ---------------------------
Net cash provided by (used in) investing activities                                $   11,809    $   (6,296)
                                                                                   ---------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Cash dividends paid                                                              $   (5,120)   $   (2,466)
   Proceeds from bank loan                                                                800             -
  Repayment of bank loan                                                                 (719)         (282)
  Proceeds from shares issued on exercise of options and warrants                         945             -
                                                                                   ---------------------------
Net cash used in financing activities                                              $   (4,094)   $   (2,748)
                                                                                   ---------------------------

                                                                                   ---------------------------
Net increase in cash and cash equivalents                                               3,897         1,503
                                                                                   ---------------------------
Cash and cash equivalents at beginning of period                                      160,649        61,827
                                                                                   ---------------------------
Cash and cash equivalents at end of period                                         $  164,546    $   63,330
                                                                                   ===========================

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
--------------------------------------------------------------------------------
FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain (loss) on marketable securities. The comprehensive income of the Company was $11,847 (including an unrealized loss on marketable securities of US$1,959 in relation to TCL Communication Technology Holdings Limited and TCL Corporation) and $7,387 for the three months ended March 31, 2005 and March 31, 2004, respectively.

2. Business segment information - The Company operates primarily in three segments, the Consumer Electronics and Communication Products ("CECP") segment, Telecommunication Components Assembly ("TCA") segment and the LCD Panels ("LCDP") segment.


                                                                Unaudited
                                                           Three months ended
                                                                March 31
                                                            2005        2004
--------------------------------------------------------------------------------
NET SALES :
   - CECP                                               $   42,028   $   27,478
   - TCA                                                   102,622       56,871
   - LCDP                                                   12,273       11,086
                                                        ------------------------

         Total net sales                                $  156,923   $   95,435
                                                        ========================

NET INCOME :
   - CECP                                               $    3,882   $    3,239
   - TCA                                                     9,315        3,463
   - LCDP                                                      609          685
                                                        ------------------------

         Total net income                               $   13,806   $    7,387
                                                        ========================


                                                          Unaudited    Audited
                                                          March 31,    Dec. 31,
                                                            2005         2004
--------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT:
   - CECP                                               $  138,539   $  134,473
   - TCA                                                   267,881      274,664
   - LCDP                                                   53,777       51,336
                                                        ------------------------

         Total assets                                   $  460,197   $  460,473
                                                        ========================

3. A summary of the net sales, net income and long-lived assets by geographic areas is as follows:


                                                               Unaudited
                                                           Three months ended
                                                                March 31
                                                            2005         2004
-------------------------------------------------------------------- -----------
NET SALES FROM OPERATIONS WITHIN:
   - Hong Kong and Macao:
         Unaffiliated customers                         $   12,273   $   11,086
         Related party                                           -            -
         Intercompany sales                                    186          106

   - PRC, excluding Hong Kong and Macao:
         Unaffiliated customers                            144,650       76,614
         Related party                                           -        7,735
         Intercompany sales                                  5,105        2,682

   - Intercompany eliminations                              (5,291)      (2,788)
                                                        ------------------------

         Total net sales                                $  156,923   $   95,435
                                                        ========================

NET INCOME WITHIN:
   - PRC, excluding Hong Kong & Macao                   $    5,023   $    6,388
   - Macao                                                   5,514          258
   - Hong Kong                                               3,269          741
                                                        ------------------------

         Total net income                               $   13,806   $    7,387
                                                        ========================


                                                          Unaudited     Audited
                                                          March 31,     Dec. 31,
                                                            2005         2004
--------------------------------------------------------------------------------
LONG-LIVED ASSETS WITHIN :
   - PRC, excluding Hong Kong & Macao                   $   92,131   $   84,453
   - Macao                                                     130          134
   - Hong Kong                                              12,655       12,854
                                                        ------------------------

         Total long-lived assets                        $  104,916   $   97,441
                                                        ========================